                           OFFER TO PURCHASE FOR CASH

                             AIMCO PROPERTIES, L.P.
 IS OFFERING TO PURCHASE UP TO 479.03 UNITS OF LIMITED PARTNERSHIP INTEREST IN
                      DAVIDSON DIVERSIFIED REAL ESTATE II
                         FOR $2,899.00 PER UNIT IN CASH

We will only accept a maximum of 479.03 units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on August 27, 1999, unless we extend the deadline.

YOU WILL NOT PAY ANY FEES OR COMMISSIONS IF YOU TENDER YOUR UNITS.

Our offer is subject to a minimum of 35% of the units being tendered.

    SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

    o We determined the offer price of $2,899.00 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

    o While secondary sales activity in the units of your partnership has been limited to and sporadic, sales prices for units in your partnership ranged from $700 to $8,100 since July 1, 1997.

    o As of June 30, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units to be $11,182 per unit and an affiliate estimated the net liquidation value of your units to be $10,924.92 per unit.

    o Although your partnership's agreement of limited partnership provides for termination in the year 2008, the prospectus pursuant to which the units were sold in October 1984 indicated that the properties owned by your partnership might be sold within 3 to 7 years of their acquisition if conditions permitted.

    o Your general partner and the property manager of the residential properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

    o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

    o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

    o It is possible that we may conduct a subsequent offer at a higher price.

    o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

    o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

    If you desire to accept our offer, you should complete and sign the letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this offer to purchase. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                 July 30, 1999


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

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----
INTRODUCTION                                                      4
RISK FACTORS                                                      4
No Third Party Valuation or Appraisal; No Arms-Length
  Negotiation                                                     4
  No Fairness Opinion From a Third Party                          4
  Offer Price May Not Represent Fair Market Value                 4
  Offer Price Does Not Reflect Future Prospects                   5
  Offer Price Based on Our Estimate of Liquidation
     Proceeds                                                     5
  Offer Price May Not Represent Liquidation Value                 5
  Continuation of the Partnership; No Time Frame Regarding
     Sale of Properties                                           5
  Holding Units May Result in Greater Future Value                5
  Conflicts of Interest With Respect to the Offer                 5
  No General Partner Recommendation                               5
  Conflicts of Interest Relating to Management Fees               7
  Possible Subsequent Offer at a Higher Price                     7
  Recognition of Taxable Gain on a Sale of Your Units             7
  Loss of Future Distributions from Your Partnership              7
  Possible  Increase in Control of Your Partnership by Us         7
  Recognition of Gain Resulting from Possible Future
     Reduction in Your Partnership Liabilities                    7
  Risk of Inability to Transfer Units for 12-Month Period         8
  Potential Delay in Payment                                      8
  Balloon Payment                                                 8
THE OFFER                                                         9
  Section 1. Terms of the Offer; Expiration Date;
     Proration                                                    9
  Section 2. Acceptance for Payment and Payment for Units         9
  Section 3. Procedure for Tendering Units                       11
  Section 4. Withdrawal Rights                                   13
  Section 5. Extension of Tender Period; Termination;
     Amendment                                                   13
  Section 6. Certain Federal Income Tax Matters                  14
  Section 7. Effects of the Offer                                16
  Section 8. Information  Concerning Us and Certain of Our
     Affiliates                                                  18
  Section 9. Background and Reasons for the Offer                19
  Section 10. Position of the General Partner of Your
     Partnership With Respect to the Offer                       26
  Section 11. Conflicts of Interest and Transactions with
     Affiliates                                                  27
  Section 12. Future Plans of the Purchaser                      28
  Section 13. Certain Information Concerning Your
     Partnership                                                 28
  Section 14. Voting Power                                       36
  Section 15. Source of Funds                                    36
  Section 16. Dissenters' Rights                                 36
  Section 17. Conditions of the Offer                            36
  Section 18. Certain Legal Matters                              38
  Section 19. Fees and Expenses                                  40
ANNEX I -- OFFICERS AND DIRECTORS                               I-1


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                                  INTRODUCTION

    We are offering to purchase up to 479.03 units, representing approximately 39.13% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $2,899.00 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from the date hereof until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

    If you tender your units in response to our offer you will not be obligated to pay any commissions or partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is conditioned on a minimum of 35% of the units being tendered. However, certain other conditions do apply. See "The Offer -- Section 17." You may tender all or any portion of the units that you own. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

    Our offer will expire at 5:00 p.m., New York City time, on August 27, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after September 30, 1999.

    We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, or AIMCO. AIMCO is a self-administered and self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. As of March 31, 1999, AIMCO owned or managed 373,409 apartment units in 2,071 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV."

    As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership and the company that manages the residential properties owned by your partnership.

                                  RISK FACTORS

    Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION

    We did not base our valuation of the properties owned by your partnership on any third-party appraisal or valuation. We established the terms of our offer without any arms-length negotiation. The terms of the offer could differ if they were subject to independent third party negotiations. It is uncertain whether our offer price reflects the value which would be realized upon a sale of your units to a third party.

NO FAIRNESS OPINION FROM A THIRD PARTY

    We did not obtain an opinion from a third party that our offer price is fair from a financial point of view.

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

    There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your


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

units. Such prices could be higher than our offer price.

OFFER PRICE DOES NOT REFLECT FUTURE PROSPECTS

    Except for the four residential properties, our offer price is based on your partnership's historical property income. It does not ascribe any value to potential future improvements in the operating performance of your partnership's residential properties. The value of the commercial properties is based on offers for such properties.

OFFER PRICE BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS

    The offer price represents only our estimate of the amount you would receive if we liquidated the partnership. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's residential properties because we think a prospective purchaser of the properties would value the properties using this method. In doing so, we applied a capitalization rate to your partnership's property income for the year ended December 31, 1998. If property income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

OFFER PRICE MAY NOT REPRESENT LIQUIDATION VALUE

    The actual proceeds obtained from a liquidation are highly uncertain and could be more than our estimate. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.

CONTINUATION OF THE PARTNERSHIP; NO TIME FRAME REGARDING SALE OF PROPERTIES

    Your general partner (which is our subsidiary) is proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of any property. Your partnership currently holds one commercial property, which is currently being marketed for sale. While offers have been received for the purchase of such properties, it is unknown whether or not such properties will be sold or for what price. The general partner of your partnership believes that the market for the sale of commercial properties is favorable at this time. However, It is not known when the residential properties owned by your partnership may be sold. There may be no way to liquidate your investment in the partnership in the future until the residential properties are sold and the partnership is liquidated. The general partner of your partnership continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. At the current time the general partner of your partnership believes that a sale of the residential properties would not be advantageous given market conditions, the condition of the properties and tax considerations. In particular, the general partner considered the changes in the local rental market, the potential for appreciation in the value of the properties and the tax consequences to you and your partners on a sale of the properties. We cannot predict when any property will be sold or otherwise disposed of.

HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE

    You might receive more value if you retain your units until your partnership is liquidated.

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER

    The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including any general or limited partner.

NO GENERAL PARTNER RECOMMENDATION

    The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering


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
your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

CONFLICTS OF INTEREST RELATING TO MANAGEMENT FEES

    Since our subsidiaries receive fees for managing your partnership and its residential properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the property manager of any residential property owned by your partnership would result in a decrease or elimination of the substantial fees paid to them for services provided to your partnership.

POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE

    It is possible that we may conduct a subsequent offer at a higher price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional limited partnership interests.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

    Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The "amount realized" with respect to a unit of limited partnership interest of your partnership you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your tax basis in your units of limited partnership interest of your partnership you transfer to us, whether you dispose of all of your units and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units of limited partnership interest of your partnership. Therefore, depending on your basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP

    If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US

    Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire all the units we are tendering for we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES

    Generally, a decrease in your share of partnership liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although no general partner of your partnership has any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause a general partner to reduce the liabilities of your partnership. If you retain all or a portion of your units of limited partnership interest, and the liabilities of your partnership were to be reduced, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.


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
RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD

    Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.

POTENTIAL DELAY IN PAYMENT

    We reserve the right to extend the period of time during which our offer is open and thereby delay acceptance for payment of any tendered units. The offer may be extended indefinitely and no payment will be made in respect of rendered units until the expiration of the offer and acceptance of units for payment.

BALLOON PAYMENT

    Your partnership has approximately $22,122,000 of balloon payments due on its mortgage debt between January 2000 and December 2009. Your partnership will have to refinance such debt or sell its properties prior to the balloon payment dates, or it will be in default and could lose the properties to foreclosure.


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
                                   THE OFFER

SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION.

    Upon the terms and subject to the conditions of the offer, we will accept (and thereby purchase) up to 479.03 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in "The Offer -- Section 4." For purposes of the offer, the term "expiration date" shall mean 5:00 p.m., New York City time, on August 27, 1999, unless we in our sole discretion shall have extended the period of time for which the offer is open, in which event the term "expiration date" shall mean the latest time and date on which the offer, as extended by us, shall expire. See "The Offer -- Section 5" for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

    The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer.

    If, prior to the expiration date, we increase the consideration offered to limited partners pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

    If more than 479.03 units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures specified in Section 4, we will, upon the terms and subject to the conditions of the offer, accept for payment and pay for an aggregate of 479.03 f the units so tendered, pro rata according to the number of units validly tendered by each limited partner and not properly withdrawn on or prior to the expiration date, with appropriate adjustments to avoid purchases of fractional units. If the number of units validly tendered and not properly withdrawn on or prior to the expiration date is less than or equal to 479.03 units, we will purchase all units so tendered and not withdrawn, upon the terms and subject to the conditions of the offer.

    If proration of tendered units is required, then, subject to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act") to pay limited partners the purchase price in respect of units tendered or return those units promptly after termination or withdrawal of the offer, we do not intend to pay for any units accepted for payment pursuant to the offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the cash offer price.

    The offer is conditioned on satisfaction of certain conditions. THE OFFER IS CONDITIONED UPON A MINIMUM OF 35% OF THE UNITS BEING TENDERED. See "The Offer -- Section 17," which sets forth in full the conditions of the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived, we reserve the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer. The transfer of units will be effective May 1, 1999.

    This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units, as of July 30, 1999.

SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

    Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for, up to 479.03 units validly tendered as promptly as practicable following the expiration date. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See "The Offer -- Section 3." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING


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
SUCH PAYMENT.


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
    We will, upon the terms and subject to the conditions of the offer, accept for payment and pay for up to 479.03 units, with appropriate adjustments to avoid purchases that would violate the agreement of limited partnership of your partnership and any relevant procedures or regulations promulgated by the general partner. Accordingly, in some circumstances, we may accept an assignment of your right to receive distributions and other payments in respect of the units and defer, perhaps indefinitely, the transfer of ownership of units on the partnership books.

    For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.

    If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by us or the Information Agent. If, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to our rights under "The Offer -- Section 17," the Information Agent may, nevertheless, on our behalf retain tendered units, and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in "The Offer -- Section 4;" subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

    We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer.

SECTION 3. PROCEDURE FOR TENDERING UNITS.

    Valid Tender. To validly tender units pursuant to the offer, a properly completed and duly executed letter of transmittal and any other documents required by such letter of transmittal must be received by the Information Agent, at one of its addresses set forth on the back cover of this offer to purchase, on or prior to the expiration date. You may tender all or any portion of your units. No alternative, conditional or contingent tenders will be accepted.

    Signature Requirements. If the letter of transmittal is signed by the registered holder of a unit and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.

    In order for you to tender in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.

    THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR OPTION AND RISK AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

    Appointment as Proxy; Power of Attorney. By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the letter of transmittal, each with full power of substitution, to the fullest extent of the your rights with respect to the units tendered by you and accepted for payment by us. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered unit for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment for the units, we must be able to exercise full voting


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
rights with respect to the units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with our directions. The proxy and power of attorney granted by you to us upon your execution of the letter of transmittal will remain effective and be irrevocable for a period of ten years following the termination of our offer.

    By executing the letter of transmittal, you also irrevocably constitute and appoint us and our managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units. You agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith),
(ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer, (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.

    Assignment of Interest in Future Distributions. By executing the letter of transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up, or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.

    Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions of the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. Our interpretation of the terms and conditions of the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither us, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

    Backup Federal Income Tax Withholding. To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer price, you may have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal and "The Offer -- Section 6."

    FIRPTA Withholding. To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the letter of transmittal and "The Offer -- Section 6."

    Transfer Taxes. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

    Binding Agreement. A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer to purchase and the related letter of transmittal.

SECTION 4. WITHDRAWAL RIGHTS.

    You may withdraw tendered units at any time prior to the expiration date or on or after September30, 1999, if the units have not been previously accepted for payment.

    For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at one of its addresses set forth on the back cover of the offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

    If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, tendered units may be retained by the Information Agent; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

    Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered at any time prior to the expiration date by following the procedures described in "The Offer -- Section 3."

    All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination shall be final and binding on all parties. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

    We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and payment for, any unit,
(ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer -- Section 17," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and
(iv) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

    If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for a unit pursuant to our offer for any reason, then, without prejudice to our rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent tendering unitholders are entitled to withdrawal rights as described in "The Offer -- Section 4;" subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

    If we make a material change in the terms of our offer, or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to unitholders. Accordingly, if prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding units) or decrease the number of units being sought, or increase or decrease the offer price, and if the offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used in the offer to purchase, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

    The following summary is a general discussion of certain of the United States federal income tax consequences of the offer that may be relevant to (i) unitholders who tender some or all of their units for cash pursuant to our offer, and (ii) unitholders who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this offer to purchase. All of the foregoing are subject to change or alternative construction, possibly with retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that your partnership is operated in accordance with its organizational documents including its certificate of limited partnership and agreement of limited partnership. This summary is for general information only and does not purport to discuss all aspects of United States federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units constitute capital assets in the hands of the unitholders (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this offer to purchase. Further, no opinion of counsel has been obtained with regard to the offer.

    THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF A UNITHOLDER PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF UNITED STATES FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SELLING THE LIMITED PARTNERSHIP INTERESTS IN YOUR PARTNERSHIP REPRESENTED BY UNITS PURSUANT TO OUR OFFER OR OF A DECISION NOT TO SELL IN LIGHT OF YOUR SPECIFIC TAX SITUATION.

    Tax Consequences to Limited Partners Tendering Units for Cash. You will recognize gain or loss on a sale of a unit of limited partnership of your partnership equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the unit sold. The "amount realized" with respect to a unit of limited partnership of your partnership will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit (as determined under Section 752 of the Internal Revenue Code). Thus, your taxable gain and tax liability resulting from a sale of a unit of limited partnership of your partnership could exceed the cash received upon such sale.

    Adjusted Tax Basis. If you acquired your units of limited partnership of your partnership for cash, your initial tax basis in such units was generally equal to your cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such units. Your initial tax basis generally has been increased by (i) your share of partnership income and gains, and (ii) any increases in your share of partnership liabilities, and has been decreased (but not below zero) by (i) your share of partnership cash distributions, (ii) any decreases in your share of partnership liabilities,
(iii) your share of partnership losses, and (iv) your share of nondeductible partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in units of limited partnership of your partnership immediately prior to a disposition of your units, your adjusted tax basis in your units will include your allocable share of partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized with respect to a unit of limited partnership of your partnership pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit.

    Character of Gain or Loss Recognized Pursuant to the Offer. Except as described below, the gain or loss recognized by you on a sale of a unit of limited partnership of your partnership pursuant to the offer generally will be treated as a long-term capital gain or loss if you held the unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States federal income tax rate of 20%. If the amount realized with respect to a unit of limited partnership of your partnership that is attributable to your share of "unrealized receivables" of your partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your units) held for more than one year is currently 25% (rather than 20%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the property.

    If you tender a unit of limited partnership interest of your partnership in the offer, you will be allocated a share of partnership taxable income or loss for the year of tender with respect to any units sold. You will not receive any future distributions on units of limited partnership interest of your partnership tendered on or after the date on which such units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your unit of limited partnership interest of your partnership and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

    Passive Activity Losses. The passive activity loss rules of the Internal Revenue Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units of limited partnership interest of your partnership. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

    Accordingly, if your investment in your units is treated as a passive activity, you may be able to reduce gain from the sale of your units of limited partnership interest of your partnership pursuant to the offer with passive losses in the manner described below. If you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a gain on your sale, you will generally be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. In general, if you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will generally no longer be suspended and will generally therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available "suspended" passive activity losses from your partnership or other investments that may be used to reduce gain from the sale of units pursuant to the offer.

    Information Reporting, Backup Withholding and FIRPTA. If you tender any units, you must report the transaction by filing a statement with your United States federal income tax return for the year of the tender which provides certain required information to the IRS. To prevent the possible application of back-up United States federal income tax withholding of 31% with respect to the payment of the offer consideration, you are generally required to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

    Gain realized by a foreign person on the sale of a unit pursuant to the offer will be subject to United States federal income tax under the Foreign Investment in Real Property Tax Act of 1980. Under these provisions of the Internal Revenue Code, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold 10% of the amount realized on the disposition. Amounts withheld would be creditable against a foreign person's United States federal income tax liability and, if in excess thereof, a refund could be claimed from the Internal Revenue Service by filing a United States income tax return. See the instructions to the letter of transmittal.

    Tax Consequences to Non-Tendering and Partially-Tendering Limited Partners.
Section 708 of the Internal Revenue Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. It is possible that our acquisition of units pursuant to the offer alone or in combinations with other transfers or interests in your partnership could result in such a termination of your partnership. If your partnership is deemed to terminate for tax purposes, the following United States federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

    A remaining limited partner will generally not recognize any gain or loss upon the deemed distribution or upon the deemed contribution and the capital accounts of the remaining limited partners in the old partnership will carry over intact into the new partnership. A termination may change (and possibly shorten) a remaining partner's holding period with respect to its retained units in your partnership for United States federal income tax purposes.

    The new partnership's adjusted tax basis in its assets will be the same as the old partnership's basis in such assets immediately before the termination. A termination may also subject the assets of the new partnership to depreciable lives in excess of those currently applicable to the old partnership. This would generally decrease the annual average depreciation deductions allocable to the remaining limited partners for a number of years following consummation of the offer (thereby increasing the taxable income allocable to their units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.

    Elections as to certain tax matters previously made by the old partnership prior to termination will not be applicable to the new partnership unless the new partnership chooses to make the same elections.

    Additionally, upon a termination for tax purposes, the old partnership's taxable year will close for all limited partners. In the case of a remaining limited partner or a partially tendering limited partner reporting on a tax year other than a calendar year, the closing of the partnership's taxable year may result in more than 12 months' taxable income or loss of the old partnership being includible in such limited partner's taxable income for the year of termination.

SECTION 7. EFFECTS OF THE OFFER.

    Future Control by AIMCO. Because the general partner of your partnership is our subsidiary, we have control over the management of your partnership. If we are successful in acquiring more than 37.95% of the units pursuant to the offer, we will own in excess of 50% of the total outstanding units and, as a result, will be able to control the outcome of all voting decisions with respect to your partnership. Even if we acquire a lesser number of units pursuant to the offer, however, because we currently own approximately 13.05% of the outstanding limited partnership units, we will be able to significantly influence the outcome of all voting decisions with respect to your partnership. In general, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We also own the company that manages the residential properties owned by your partnership. In the event that we acquire a substantial number of units pursuant to the offer, removal of a property manager may become more difficult or impossible.

    Distributions to Us. If we acquire units in the offer, we will participate in any subsequent distributions to limited partners to the extent of the units purchased.

    Partnership Status. We believe our purchase of units should not adversely affect the issue of whether your partnership is classified as a partnership for Federal income tax purposes.

    Business. Our offer will not affect the operation of the properties owned by your partnership. We will continue to control the general partner of your partnership and the residential property manager, both of which will remain the same. Consummation of the offer will not affect your agreement of limited partnership, the operations of your partnership, the business and properties owned by your partnership, the management compensation payable to your general partner or any other matter relating to your partnership, except that it would result in us increasing our ownership of units. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's residential properties.

    Effect on Trading Market; Registration Under 12(g) of the Exchange Act. If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, we do not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.

    The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the SEC and to comply with the SEC's proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Because the units are widely-held, however, we believe that, even if we purchase the maximum number of units in the offer, the units will be held of record by more than 300 persons.

SECTION 8. INFORMATION CONCERNING US AND CERTAIN OF OUR AFFILIATES.

    We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Based on apartment unit data compiled by the National Multi-Housing Council, we believe that, as of March 31, 1999, AIMCO was one of the largest owners and managers of multifamily apartment properties in the United States, with a total portfolio of 373,409 apartment units in 2,071 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of March 31, 1999,
AIMCO:

    o owned or controlled 63,069 units in 240 apartment properties;

    o held an equity interest in 168,817 units in 891 apartment properties; and

    o managed 141,523 units in 940 apartment properties for third party owners and affiliates.

    Our general partner is AIMCO-GP, Inc., which is a wholly owned subsidiary of AIMCO. Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

    The names, positions and business addresses of the directors and executive officers of AIMCO and your general partner (which is our subsidiary) as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference.

    We and AIMCO are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by AIMCO with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    For more information regarding AIMCO Properties, L.P., please refer to the Annual Report on Form 10-K for the year ended December 31, 1998, and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 (particularly the management's discussion and analysis of financial condition and results of operations) and other reports and documents filed by it with the SEC.

    Except as described below in "The Offer -- Section 9" and "The Offer --
Section 11," neither we nor, to the best of our knowledge, any of the persons listed on Annex I attached hereto, (i) beneficially own or have a right to acquire any units, (ii) have effected any transaction in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies (except for previous tender offers we may have conducted for units).

SECTION 9. BACKGROUND AND REASONS FOR THE OFFER.

    General. We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to liquidate your current investment.

    On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the residential properties owned by your partnership. On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998, pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Together with its subsidiaries, AIMCO currently owns, in the aggregate, approximately 13.05% of the outstanding limited partnership units of your partnership.

    One of the reasons we chose to acquire Insignia is that we would be able to make the tender offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide AIMCO Properties, L.P. with a larger asset and capital base and increased diversification. As of the date of this offering, AIMCO Properties, L.P. proposes to make offers to approximately 90 of the Insignia Partnerships, including your partnership.

    During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making a tender offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such tender offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of certain of the Insignia Partnerships limited partnership units of AIMCO Properties, L.P. and/or cash.

    Prior Tender Offers. Prior to the Insignia Merger, a number of tender offers had been made to acquire units of your partnership. On December 15, 1998, Cooper River Properties L.L.C., then an affiliate of Insignia and now our affiliate, commenced a tender offer pursuant to which it acquired 197.50 units (representing approximately 16.13% of the number outstanding) at a cash purchase price of $3,067 per unit.

    We are aware that tender offers may have been made by unaffiliated third parties to acquire units in your partnership in exchange for cash. We are unaware of the amounts offered, terms, tendering parties or number of units involved in these tender offers. In connection with tender offers made by Insignia affiliates with respect to partnerships for which we are making offers, some limited partners filed lawsuits. We are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.

    Certain Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which our subsidiaries act as general partner (including your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by (a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.

    Alternatives Considered by Your General Partner. Before we commenced this offer, your general partner (which is our subsidiary) considered a number of alternative transactions. The following is a brief discussion of the advantages and disadvantages of the alternatives considered by your general partner.

Liquidation

    One alternative would be for the partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with the agreement of limited partnership, and thereafter dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of partnership assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties). Currently, your partnership is marketing for sale its one commercial property.

    However, in the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the residential real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Your general partner believes it currently is in the best interest of your partnership to continue holding its residential real estate assets. Although there might be a prepayment penalty of approximately 1 to 2% of the outstanding balance of the mortgages depending on when and under what circumstances they are prepaid, such prepayment penalties are not a significant factor in determining when a property may be sold. See "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Investment Objectives and Policies; Sale or Financing of Investments."

Continuation of the Partnership Without the Offer

    A second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more attractive option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases in revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. However, no assurance can be given as to future operating results or as to the results of any attempts to sell any property owned by your partnership. Currently, your partnership is marketing its one commercial property for sale and has received offers for such property.

    There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership were continue operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. In addition, continuation of your partnership without our offer would deny you and your partners the benefits of our offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a discount from your pro rata share of the fair market value of the properties owned by your partnership.

    Sale of Assets Your partnership could sell the properties it owns and not liquidate. Your general partner (which is our subsidiary) considers the sale of partnership properties from time to time and is currently marketing its one commercial property for sale. However, any such sale would likely be a taxable transaction and, without a liquidating distribution, would not provide limited partners with any cash to pay any tax liabilities arising as a result thereof.

    Alternative Transactions Considered by Us. Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties or merging your partnership with us. However, both of these alternatives would require a vote of all the limited partners. If the transaction was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the transaction. If the transaction was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment. We also considered an offer to exchange units in your partnership for units of AIMCO Properties, L.P. However because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that most holders of limited partnership units, when given a choice, prefer cash.

    Determination of Offer Price. In establishing the offer price, we reviewed certain publicly available information and certain information made available to us by the general partner (which is our subsidiary) and our other affiliates, including among other things: (i) the agreement of limited partnership, as amended to date; (ii) the partnership's Annual Report on Form 10-KSB for the year ended December 31, 1998; (iii) unaudited results of operations of the partnership's properties for the period since the beginning of the partnership's current fiscal year and to date in 1999; (iv) the operating budgets prepared by the residential property manager with respect to the partnership's properties for the year ending December 31, 1999; and (v) tender offer statements, solicitation/recommendation statements and beneficial ownership reports on Schedules 14D-1, 14D-9 and 13D. Our determination of the offer price was based on our review and analysis of the foregoing information, the other financial information and the analyses concerning the partnership summarized below.

    Valuation of Units. We determined our offer price by estimating the value of each property owned by your partnership. For the residential properties, we used the direct capitalization method. This method involves applying a capitalization rate to your partnership's annual property income. A capitalization rate is a percentage (rate of return), commonly applied by purchasers of residential real estate to property income to determine the present value of income property. The lower the capitalization rate utilized the higher the value produced, and the higher the capitalization rate utilized the lower the value produced. We used your partnership's property income for the fiscal year ended December 31, 1998. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.

    Property income is the difference between the revenues from the property and related costs and expenses, excluding income derived from sources other than its regular activities and before income deductions. Income deductions include interest, income taxes, prior-year adjustments, charges to reserves, write-off of intangibles, adjustments arising from major changes in accounting methods and other material and nonrecurring items. In this respect, property income differs from net income disclosed in the partnership's financial statements, which does not exclude these income sources and deductions. The following is a reconciliation of your partnership's property income for the year ended December 31, 1998, to your partnership's net operating income for the same period.

               Net Income (Loss)            $ (783,000)
               Other Non-Operating Expense   1,601,000
               Depreciation                  2,038,000
               Interest                      2,244,000
               Property Income              $5,100,000

    Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher than our offer price. We determined our offer price as follows:

    Your partnership currently holds one commercial property, The Shoppes at River Rock located in Murfreesboro, Tennessee. This property is currently being marketed for sale and the table below reflects the current offers to purchase the property. There can be no assurance, however, that such property will be sold or the price or costs of any sale. If we have received any offers to purchase a property, the value we ascribed to such property is the highest offer, which is then discounted to reflect the uncertainty of the actual closing price for a sale and the likelihood of price negotiations up until the closing date.

                             PROPERTY            OFFER PRICE(S)
                             --------            -------------
                       Shoppes at River Rock   $        2,210,000

    o First, we estimated the value of each property owned by your partnership. We valued residential properties using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (property income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. We believe that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided the fiscal 1998 property income by the property's capitalization rate to derive an estimated gross property value as described in the following table. For the commercial property, we used the highest offer price, discounted to reflect the uncertainties in closing a sale.

                                              FISCAL 1998                  ESTIMATED
                                               PROPERTY   CAPITALIZATION GROSS PROPERTY
                      PROPERTY                  INCOME         RATE          VALUE
         ---------------------------------   -----------  ------------- ---------------
         Big Walnut.......................     $732,000        10.75%       $6,806,000
         Greenspring Manor................      671,000        11.25%        5,967,000
         LaFontenay I & II................      817,000        10.00%        8,170,000
         Trails                                 670,000         9.75%        6,869,000
         Shoppes at River Rock                    N/A             N/A        2,210,000
         Estimated Total Gross Property Value                              $30,022,000

    o Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner (which is our subsidiary) or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $3,549,327. Closing costs, which are estimated to be 5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

    o Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99.99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our offer price represents the per unit liquidation proceeds determined in this manner.

Gross valuation of partnership properties                              35,480,485
Plus: Cash and cash equivalents                                         1,046,109
Plus: Other partnership assets, net of security deposits                2,865,390
Less: Mortgage debt, including accrued interest                       (27,895,221)
Less: Accounts payable and accrued expenses                              (544,117)
Less: Other liabilities                                                (2,228,918)
                                                                      -----------
Partnership valuation before taxes and certain costs                    8,723,729
Less: Disposition fees                                                          0
Less: Extraordinary capital expenditures and deferred maintenance      (2,864,117)
Less: Closing costs                                                    (2,310,285)
                                                                      -----------
Estimated net valuation of your partnership                             3,549,327
Percentage of estimated net valuation allocated to holders of units         99.99%
                                                                      -----------
Estimated net valuation of units                                        3,548,968
       Total number of units                                             1,224.25
                                                                      ===========
Estimated valuation per unit                                                2,899
                                                                      ===========
Cash consideration per unit                                                 2,899
                                                                      -----------

    Comparison of Consideration to Alternative Consideration. To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the offer price against: (a) prices at which the units have sold in the secondary market; (b) estimates of the value of the units on a liquidation basis; (c) your general partner's estimate of net asset value; and (d) an affiliate's estimate of net liquidation value. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values.

    The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by us. These assumptions relate to, among other things: the operating results, if any, since December 31, 1998 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated.

    In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's properties are sold and changes in availability of capital to finance acquisitions of apartment properties.

    Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

                                COMPARISON TABLE

                                                            PER UNIT
                                                         --------------
           Cash offer price                              $        2,899
           Alternatives:
             Prices on secondary market                  $700 to $8,100
             Estimated liquidation proceeds              $        2,899
             General partner's estimate of net asset
                value                                    $       11,182
             Affiliate's estimate of net liquidation
                value                                    $    10,924.92

Prices on Secondary Market

    Secondary market sales information is not a reliable measure of value because of the lack of any known trades. At present, privately negotiated sales and sales through intermediaries are the only means which may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any exchange or quoted on NASDAQ, on the Electronic Bulletin Board, or in "pink sheets." Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.

    Although the general partner requests and sometimes receives information on the prices at which units are sold, it does not regularly receive or maintain information regarding the bid or asked quotations of secondary market makers, if any. The prices in the table below are based solely on information provided to the general partner by sellers and buyers of units transferred in sale transactions (i.e., excluding transactions believed to result from the death of a limited partner, rollover to an IRA account, establishment of a trust, trustee to trustee transfers, termination of a benefit plan, distributions from a qualified or nonqualified plan, uniform gifts to minors, abandonment of units or similar non-sale transactions). The transfer paperwork submitted to the general partner often does not include the requested price information or contains conflicting information as to the actual sales price. Sale prices not reported or disclosed could exceed the reported prices. According to information obtained from your general partner (which is our subsidiary) from January 1, 1996 to September 30, 1998, an aggregate of 59.75 units (representing approximately

4.9% of the total outstanding units) were transferred (including any tender offers) in sale transactions. Set forth in the table below are the high and low sales prices of units for the quarterly periods from January 1, 1996 to September 30, 1998, as reported by your general partner:

     SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE GENERAL PARTNER

                                                             AS REPORTED BY
                                                          THE GENERAL PARTNER
                                                       HIGH SALES       LOW SALES
                                                          PRICE           PRICE
                                                        PER UNIT        PER UNIT
                                                     ---------------- --------------
        Fiscal Year Ended December 31, 1998:
          Third Quarter                              $     7,242.00   $    3,200.00
          Second Quarter                             $     6,409.00   $    2,500.00
          First Quarter                              $     5,500.00   $    5,400.00
        Fiscal Year Ended December 31, 1997:
          Fourth Quarter                             $     7,391.00   $      700.00
          Third Quarter                              $     8,100.00   $    3,000.00
          Second Quarter                             $     3,000.00   $    1,200.00
          First Quarter                              $     6,500.00   $    3,000.00
        Fiscal Year Ended December 31, 1996:
          Fourth Quarter                             $     5,000.00   $    2,800.00
          Third Quarter                              $     4,000.00   $    3,000.00
          Second Quarter                             $     6,200.00   $    2,450.00
          First Quarter                              $     4,000.00   $      937.50

    Set forth below are the high and low sale prices of units for the years ended December 31, 1996, 1997 and 1998 and for the first six months of 1999, as reported by The Partnership Spectrum, which is an independent, third-party source. The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. The Partnership Spectrum represents only one source of secondary sales information, and other services may contain prices for the units that equal or exceed sales prices reported in The Partnership Spectrum. We do not know whether the information compiled by The Partnership Spectrum is accurate or complete.

   SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE PARTNERSHIP SPECTRUM

                                                      HIGH        LOW
                                                      ----        ---
             Fiscal Year Ended December 31, 1999
               First Six Months                      $5,500      $3,500
             Fiscal Year Ended December 31, 1998:    $7,802      $3,712
             Fiscal Year Ended December 31, 1997:    $8,100      $6,350

    Set forth in the table below are the high and low sales prices of units for the year ended December 31, 1998, the first quarter of 1999 and the two months ended May 31, 1999, as reported by the American Partnership Board, which is an independent, third-party source. The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The American Partnership Board represents one source of secondary sales information, and the other services may contain prices for units that equal or exceed sales prices reported by the American Partnership Board. We do not know whether the information compiled by the American Partnership Board is accurate or complete.

   SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE AMERICAN PARTNERSHIP
                                     BOARD

                                                    HIGH        LOW
                                                    ----        ---
             Fiscal Year Ended December 31, 1999
               Two Months ended May 31, 1999       $  -        $  -
               First Quarter                       $5,387      $5,387
             Fiscal Year Ended December 31, 1998:  $7,173      $6,900

Estimated Liquidation Proceeds

    Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the offer price. The liquidation analysis also assumed that your partnership's properties were sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

    The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

General Partner's Annual Estimates of Net Asset Value

    Your general partner (which is our subsidiary) prepared an estimate of your partnership's net asset value per unit in connection with an offer to purchase up to 4.9% of the outstanding units commenced by an unaffiliated party in 1998. That estimate of your partnership's net asset value per unit as of June 30, 1998 was $11,182. This estimated net asset value is based on a hypothetical sale of the partnership's properties and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have liquidation value, after provision in full for all of the other known liabilities of your partnership. This net asset value does not take into account (i) timing considerations, (ii) costs associated with winding up the partnership, or (iii) $2,864,117 in deferred maintenance costs. Therefore, we believe that this estimate of net asset value per unit does not necessarily represent either the fair market value of a unit or the amount a limited partner reasonably could expect to receive if the partnership's properties were sold and the partnership was liquidated. For this reason, we considered this net asset value estimate to be less meaningful in determining the offer price than our analysis described above.

Affiliate's Estimate of Net Liquidation Value

    An affiliate of your general partner which is now an affiliate of ours, prepared an estimate of your partnership's net liquidation value per unit in connection with a tender offer to purchase units for $6,000 each which closed in September, 1998. That estimate of your partnership's net liquidation value per unit as of June 30, 1998 was $10,924.92. This estimated net liquidation value is based on the an income capitalization approached similar to the one we used, adjusted for your partnership's other assets and liabilities (excluding prepaid and deferred expenses and security deposits). Four percent was then deducted from the resulting amount to cover the estimated costs of selling the properties. This final amount was then divided by the number of units outstanding to obtain the $10,924.92 per unit. While this value is higher than our offer price per unit, because different income and capitalization rates were used and we believe that the income capitalization amounts used overstate the value of the properties.

    Allocation of Consideration. We have allocated to the limited partners the amount of the estimated net valuation of your partnership based on your partnership's agreement of limited partnership as if your partnership was being liquidated at the current time. In valuing your units, we have assumed that 99.99% of the estimated liquidation proceeds are distributed to holders of units.

SECTION 10. POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT
            TO THE OFFER.

    The general partner of your partnership believes the offer price and the structure of the transaction are fair to the limited partners. In making such determination, the general partner considered all of the factors and information set forth below, but did not quantify or otherwise attach particular weight to any such factors or information:

    o The offer gives you an opportunity to make an individual decision on whether to tender your units or to continue to hold them.

    o   Our offer price, and the method we used to determine our offer price.

    o The fact that the price offered for your units is based on an estimated value of your partnership's properties that has been determined using a method believed to reflect the valuation of such assets by buyers in the market for similar assets.

    o Prices at which the units have recently sold, to the extent such information is available.

    o   The absence of an established trading market for your units.

    o An analysis of possible alternative transactions, including a property sale or refinancing, or a liquidation of the partnership.

    o An evaluation of the financial condition and results of operations of your partnership including the decrease in property income of your partnership from $5,590,000 for the year ended December 31, 1997 to $5,100,000 for the year ended December 31, 1998.

    The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

SECTION 11. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.

    Conflicts of Interest With Respect to the Offer. The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary of AIMCO on February 26, 1999 when IPT merged with AIMCO. Accordingly, the general partner of your partnership has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's residential properties, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include: (1) the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership's properties; and (2) as a consequence of our ownership of units, because we may have incentives to seek to maximize the value of our ownership of units, which in turn may result in a conflict for your general partner in attempting to reconcile our interests with the interests of the other limited partners. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk Factors -- Conflicts of Interest With Respect to the Offer." Your general partner has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which indicates that it is remaining neutral and making no recommendation as to whether limited partners should tender their units pursuant to the offer. LIMITED PARTNERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

    Conflicts of Interest That Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's residential properties. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $257,000 in 1996, $252,000 in 1997 and $390,000 in 1998. The reimbursement amount to your general partner for the 1998 fiscal year included $111,000 which was paid to an affiliate of your general partner for costs incurred in connection with construction oversight services. The property manager for the residential properties received management fees of $381,000 in 1996, $436,000 in 1997 and $421,000 in 1998. We
have no current intention of changing the fee structure for your general partner or the manager of your partnership's residential properties.

    Competition Among Properties. Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. Furthermore, you should bear in mind that AIMCO may acquire properties in general market areas where your partnership properties are located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, we will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

    Future Offers. Although we have no current plans to conduct future tender offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

SECTION 12. FUTURE PLANS OF THE PURCHASER.

    As described above under "The Offer -- Section 9. Background and Reasons for the Offer," we own the general partner and thereby control the management of your partnership. In addition, we own the manager of your partnership's residential properties. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on partnership operations.

    Although we have no present intention to do so, we may acquire additional units or sell units after completion or termination of the offer. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in AIMCO Properties, L.P. or other consideration. We also may consider selling some or all of the units we acquire pursuant to the offer to persons not yet determined, which may include our affiliates. We may also buy your partnership's properties, although we have no present intention to do so. There can be no assurance, however, that we will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

    Except as set forth herein, we do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership or any of your partnership's subsidiaries; a sale or transfer of a material amount of your partnership's assets (or assets of the partnership's subsidiaries); any changes in composition of your partnership's senior management or personnel or their compensation; any changes in your partnership's present capitalization or distribution policy; or any other material changes in your partnership's structure or business. We or our affiliates may loan funds to your partnership which may be secured by your partnership's property. If any such loans are made, upon default of such loans, the lender could seek to foreclose on the loan and related mortgage or security interest. However, we expect that consistent with your general partner's fiduciary obligations, the general partner will seek and review opportunities (including opportunities identified by us) to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of the partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. As noted above, the general partner is currently marketing your partnership's commercial properties for sale.

    We have been advised that the possible future transactions the general partner expects to consider on behalf of your partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the partnership. Any such merger or consolidation transaction could involve other limited partnerships in which your general partner or its affiliates serve as general partners, or a combination of the partnership with one or more existing, publicly traded entities (including, possibly, affiliates of AIMCO), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the partnership and financial benefits accrue to the limited partners of your partnership, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted therein. Limited partners may vote on a liquidation, and if we are successful in acquiring a substantial number of units pursuant to the offer, we will be able to control the outcome of any such vote. Even if we acquire a lesser number of units pursuant to the offer, however, because we currently own approximately 13.05% of the outstanding units we will be able to significantly influence the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units.

SECTION 13. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP.

    General. Davidson Diversified Real Estate II was organized in June 1994, under the laws of the State of Delaware. Its primary business is real estate ownership and related operations. Your partnership was formed for the purpose of making investments in various types of real properties which offer potential capital appreciation and cash distributions to its limited partners.

    Your partnership's investment portfolio currently consists of the following four residential apartment complexes: Big Walnut, a -251 unit complex in Columbus, Ohio; Greenspring Manor, a 582-unit complex in Indianapolis, Indiana; LaFontenay I & II, a 260-unit complex in Louisville, Kentucky, and Trails; a 248-unit complex in Nashville, Tennessee. Your partnership also owns the following commercial property, The Shoppes at River Rock, a 160,000 square foot complex in Murfreesboro, Tennessee.

    The general partner of your partnership is Davidson Diversified Properties, Inc., which is a wholly owned subsidiary of AIMCO. A wholly owned subsidiary of AIMCO serves as manager of the residential properties owned by your partnership. As of December 31, 1998, there were 1,224.25 units issued and outstanding, which were held of record by 1,620 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.

    For additional information about your partnership, please refer to the annual report prepared by your partnership which was sent to you prior to this offer to purchase, particularly Item 2 of Form 10-KSB which contains detailed information regarding the properties owned, including mortgages, rental rates and taxes.

    Investment Objectives and Policies; Sale or Financing of Investments. In general, your general partner (which is our subsidiary) regularly evaluates the partnership's properties by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the properties' specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's properties primarily because it expects the properties' operating performance to improve in the near term. In making this assessment, your general partner noted the occupancy and rental rates at the properties in 1998 compared to 1997. For more detailed information regarding the average occupancy and rental rates, see "Average Annual Rental Rates and Occupancy" below. In particular, the general partner noted that it expects to spend approximately $2,864,117 for capital improvements at the residential properties in 1999 to repair and update the properties'. Improvements include HVAC, roofing, electrical repairs, parking lot repairs, floor covering replacements, landscaping, gutters and down spouts, and exterior painting. Although there can be no assurance as to future performance, however, these expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the residential properties at the present time would adequately reflect the properties' future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the residential properties for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the residential properties.

    The general partner believes that the market for the sale of commercial properties is favorable at this time. Your partnership is currently marketing its one commercial property for sale and has received offers for such property.

    Originally Anticipated Term of Partnership. Your partnership's prospectus, dated October 16, 1984, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's properties would be sold within 3 to 7 years of their acquisition, provided market conditions permit. The prospectus also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2008. The partnership currently owns four apartment properties and one commercial property. Your general partner (which is our subsidiary) continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. As noted above, the general partner is currently marketing the commercial properties for sale. We cannot predict when any of the properties will be sold or otherwise disposed of. However, there is no current plan or intention to sell the residential properties in the near future.

    Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

    Capital Replacement. Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings.

    Competition. There are other residential properties within the market area of your partnership's properties. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's properties and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local. According to data published by the National Multi-Housing Council, as of January 1, 1999, our portfolio of 373,409 owned or managed apartment units represents approximately 2.2% of the national stock of rental apartments in structures with at least five apartments.

    Selected Financial and Property-Related Data. The summary financial information of Davidson Diversified Real Estate II for the years ended December 1998 and 1997 is based on audited financial statements. The summary financial information for the three months ended March 31, 1999 and 1998 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 1998.

                      DAVIDSON DIVERSIFIED REAL ESTATE II

                                                       FOR THE THREE
                                                       MONTHS ENDED        FOR THE YEAR ENDED
                                                         MARCH 31,            DECEMBER 31,
                                                         ---------            ------------
                                                     1999       1998        1998         1997
                                                     ----       ----        ----         ----
                                                      (IN THOUSANDS, EXCEPT PER UNIT DATA)
       OPERATING DATA:
       Total Revenues                               $ 2,332   $  2,094    $  9,143    $  8,885
       Net income (Loss)                                (62)      (372)       (783)       (819)
       Net Income per limited partnership unit       (49.83)   (298.14)    (626.51)    (655.91)
       Distributions per limited partnership unit      0.00       0.00        0.00       80.05

                                                         MARCH 31,            DECEMBER 31,
                                                         ---------            ------------
                                                     1999        1998       1998       1997
                                                     ----       ----        ----       ----
       BALANCE SHEET DATA:
       Cash and Cash Equivalents                   $  1,180    $    928    $    971  $    885
       Real Estate, Net of Accumulated
          Depreciation                               22,175      22,961      22,515    23,281
       Total Assets                                  48,745      47,450      48,476    47,784
       Notes Payable                                 26,060      26,664      26,215    26,807
       General Partners' Capital (Deficit)             (485)       (475)       (484)     (468)
       Limited Partners' Capital (Deficit)           (2,023)     (1,560)     (1,962)   (1,195)
       Partners' Capital (Deficit)                   (2,508)     (2,035)     (2,446)   (1,663)
       Total Distributions                             0.00        0.00        0.00      (100)
       Net increase (decrease) in cash and cash
         equivalents                                    209          43          86      (119)
       Net cash provided by operating activities        568         541       1,694     1,292

    Description of Properties. The following shows the location, the date of purchase, the nature of your partnership's ownership interest in and the use of each of your partnership's properties.

                            Date Of          Type of
     Property              Purchase         Ownership               Use
     --------              --------         ---------               ---
Big Walnut Apts             3/28/85     Fee Ownership subject       Apts-
  Columbus, OH                          to 1st & 2nd mortgages      251 units

La Fontenay Apts           10/31/84     Fee Ownership subject       Apts-
  Louisiville, KY                       to 1st mortgage             260 units

The Trails Apts             8/30/85     Fee Ownership subject       Apts-
  Nashville, TN                         to 1st mortgage             248 units

Greensprings Manor          9/30/85     Fee Ownership subject       Apts-
  Indianapolis, IN                      to 1st & 2nd mortgages      582 units

Shoppes at River Rock      12/31/84     Fee Ownership subject       Commercial
  Murfreesboro, TN                      to 1st mortgage             120,000sf

    Accumulated Depreciation Schedule. The following shows the gross carrying value, accumulated depreciation and federal tax basis of each of your partnership's properties as of December 31, 1998.

                                Gross
                              Carrying            Accumulated                                     Federal
         Property               Value             Depreciation        Rate         Method        Tax Basis
         --------               -----             ------------        ----         ------       -----------
                                      (in thousands)                                           (in thousands)
   Big Walnut Apartments       $ 8,540              $ 4,485           5-25 yrs.      S/L         $ 2,470

   LaFontaney I & II
      Apartments                 9,252                4,624           5-25 yrs.      S/L           3,198

   The Trails Apartments         8,943                4,090           5-25 yrs.      S/L           3,270

   Greensprings Manor
      Apartments                12,192                6,443           5-25 yrs.      S/L           4,265

   Shoppes At River Rock         6,678                3,448           5-25 yrs.      S/L           2,961
                               -------              -------                                      -------

                               $45,605              $23,090                                      $16,164
                               =======              =======                                      =======

    Schedule of Mortgages. The following shows certain information regarding the outstanding mortgages encumbering each of your partnership's properties as of December 31, 1998.

                                                                                                  Principal
                                Principal        Stated                                            Balance
                                Balance At      Interest         Period          Maturity          Due At
          Property            December 1998       Rate          Amortized          Date           Maturity
          --------            -------------       ----          ---------          ----           --------
                              (in thousands)                                                    (in thousands)
   Big Walnut Apartments
    1st mortgage               $  4,622            7.60%       257 months       11/15/02            $ 3,912
    2nd mortgage                    167            7.60%         none           11/15/02                167

   LaFontenay I & II
   Apartments
    1st mortgage                  7,240            7.50%       360 months       09/01/07              6,369

   The Trails Apartments
     1st mortgage                 5,751              (1)       240 months       12/01/09              3,015

   Greensprings Manor
   Apartments
    1st mortgage                  8,124            7.60%       257 months       11/15/02              6,875
    2nd mortgage                    294            7.60%         none           11/15/02                294

   Shoppes At River Rock
    1st mortgage                  1,571          10.125%       180 months       01/15/00              1,490
                               --------                                                             -------
                                 27,769                                                             $22,122
                                                                                                    =======
   Less unamortized discounts    (1,554)
                               --------
   Total                       $ 26,215
                               ========

(1) Adjustable rate based on 75% of the interest rate on new-issue long-term A-rate utility bonds as determined on the first day of each calendar quarter. The rate at December 31, 1998 was 4.9875%.

    Average Annual Rental Rate and Occupancy. The following shows the average annual rental rates and occupancy percentages for each of your partnership's properties during the past two years.

                                       Average Annual                           Average Annual
                                        Rental Rates                              Occupancy
Property                          1998                 1997                  1998              1997
--------                          ----                 ----                  ----              ----
Big Walnut Apartments          $6,577/unit          $6,339/unit              94%                94%
LaFontenay I & II Apartments    7,347/unit           7,106/unit              92%                94%
The Trails Apartments           7,044/unit           6,798/unit              92%                92%
Greensprings Manor Apartments   4,934/unit           4,987/unit              88%                86%
Shoppes At River Rock           6.70/sq. ft.          8.93/sq. ft.           71%                71%

    Schedule of Real Estate Taxes and Rates. The following shows the real estate taxes and rates for 1998 for each of your partnership's properties.

                                        1998                        1998
                                      Billing                       Rate
                                      -------                       ----
                                   (in thousands)
Big Walnut Apartments                 $ 122                         5.90%
LaFontenay I & II Apartments             72                          .93%
The Trails Apartments                   128                         3.43%
Greensprings Manor Apartments           275                         7.32%
Shoppes At River Rock                   133                         2.75%

    Property Management. Your partnership's residential properties are managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's residential properties, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

    Distributions. The following table shows, for each of the years indicated, the distributions paid per unit in such years.

                        YEAR ENDED
                        DECEMBER 31                               AMOUNT
                        -----------                               ------
                      1995                                       $    0.00
                      1996                                           80.05
                      1997                                           80.05
                      1998                                            0.00
                                                                 ---------
                                Total                            $  160.10

                                       BIG WALNUT   GREENSPRING    LAFONTENAY     TRAILS
Total Revenues                         1,673,884     2,813,465     1,965,581     1,716,957
Operating Expenses                      (207,395)     (717,792)     (425,627)     (317,425)
Replacement Reserves - Net                    --            --        78,000            --
Debt Service                            (579,037)     (921,360)     (629,394)     (536,727)
Capital Expenditures                          --            --      (107,900)     (102,920)
                      Net Cash Flow      887,452     1,174,313       880,660       759,885

    Operating Budgets of the Partnership. A summary of the operating budgets of your partnership's properties for the year ending on December 31, 1999 is as follows:

    The above budgets at the time they were made were forward-looking information developed by your general partner (which is our subsidiary). Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.

    The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1999 should not necessarily be considered as indicative of what the audited operating results for fiscal 1999 will be. For the year ended December 31, 1998, the partnership reported revenues of $7,667,209, operating expenses of $4,375,180 and replacement reserves and capital expenditures of $402,000.

    Beneficial Ownership of Interests in Your Partnership. Together with our subsidiaries, we currently own, in the aggregate, approximately 13.05% of the outstanding limited partnership units of your partnership. Except as set forth above, neither we, nor, to the best of our knowledge, any of our affiliates,
(i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

    Compensation Paid to the General Partner and its Affiliates. The following table shows, for each of the years indicated, compensation paid to your general partner and its affiliates:

                                                      PARTNERSHIP   PROPERTY
                                                       FEES AND    MANAGEMENT
                                YEAR                   EXPENSES      FEES
                               ------                -----------  -----------
                               1995                   $173,000     $370,000
                               1996                    257,000      381,000
                               1997                    252,000      436,000
                               1998                    390,000      421,000

    Legal Proceedings. Your partnership may be party to a variety of legal proceedings related to its ownership of the partnership's properties and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.

    Additional Information Concerning Your Partnership. Your partnership files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document your partnership files at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Your partnership's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

SECTION 14. VOTING POWER.

    Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire all the units we are offering to purchase, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

    If we acquire a substantial number of additional units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to the limited partners of your partnership. See "The Offer -- Section
7. Effect of the Offer."

SECTION 15. SOURCE OF FUNDS.

    We expect that approximately $1,388,706 will be required to purchase all of the 479.03 limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $11,000). For more information regarding fees and expenses, see "The Offer -- Section 19. Fees and Expenses" in the Offer to Purchase.

    In addition to this offer, we are concurrently making offers to acquire interests in approximately 100 other limited partnerships. If all such offers were fully subscribed for cash, we would be required to pay approximately $260 million for all such units. If for some reason we did not have such funds available we might extend this offer for a period of time sufficient for us to obtain additional funds, or we might terminate this offer. However, based on our past experience with similar offers, we do not expect all such offers to be fully subscribed. Also, in some offers, investors have been offered a choice of cash or securities. As a result, we expect that the funds that will be necessary to consummate all the offers will be substantially less than $200 million. We believe that we have sufficient cash on hand and available sources of financing to pay such amounts. As of March 31, 1999, we had $38,000,000 of cash on hand and $145,000,000 available for borrowing under our existing lines of credit.

    Under our $145 million revolving credit facility with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A., AIMCO Properties, L.P. is the borrower and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at our election, plus, an applicable margin. We elect which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of our consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to us under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) to holders of our units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.

SECTION 16. DISSENTERS' RIGHTS.

    Neither the agreement of limited partnership of your partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with, or as a result of, our offer. You have the opportunity to make an individual decision on whether or not to tender your units in the offer.

SECTION 17. CONDITIONS OF THE OFFER.

    Notwithstanding any other provisions of our offer, we will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this offer to purchase, and at or before the expiration of our offer (including any extension thereof), any of the following shall occur or may be reasonably expected to occur:

        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns property, including any fire, flood, natural disaster, casualty loss, or act of God that, in our reasonable judgment, are or may be materially adverse to your partnership or the value of the units to us, or we shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in our reasonable judgment, has or may have material significance with respect to the value of your partnership or the value of the units to us; or

        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing price of a share of AIMCO's Class A Common Stock of more than 7.5% from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 25 basis point increase in 30-day LIBOR, the price of the 10-year Treasury Bond or the 30-year Treasury Bond, or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, in each case from the date hereof, (iii) any material adverse change in the commercial mortgage financing markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, conflict, armed hostilities or other national or international calamity directly or indirectly involving the United States,
    (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, or
    (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof; or

        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge our purchase of the units, restrains, prohibits or delays the making or consummation of our offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any affiliates of ours), seeks to obtain any material amount of damages as a result of the transactions contemplated by our offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to our offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as general partner of the partnership or to remove such entity as general partner of your partnership, or seeks to impose any material limitation on our ability or the ability of any affiliate of ours to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on our ability to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to the limited partners, or (v) might result, in our reasonable judgment, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by our offer or the value of the units to us; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to our offer, your partnership, any general partner of your partnership, us or any affiliate of ours or your partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, the units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
    (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in our reasonable judgment, has or could have an adverse affect on the value of your partnership or the units,
    (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated; or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Exchange Act), or it shall have been publicly disclosed or we shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than five percent of the units, or shall have been granted any options, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than five percent of the units, other than acquisitions for bona fide arbitrage purposes, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation or other business combination with or involving your partnership; or

        (g) we shall not have adequate cash or financing commitments available to pay the for the units validly tendered; or

        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT; or

        (i) a minimum of 35% of the units has not been validly tendered.

    The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

SECTION 18. CERTAIN LEGAL MATTERS.

    General. Except as set forth in this Section 18, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by our acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by us pursuant to the offer, other than the filing of a Tender Offer Statement on Schedule 14D-1 with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 18.

    Antitrust. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

    Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to our offer.

    State Laws. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) unitholders residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

SECTION 19. FEES AND EXPENSES.

    Except as set forth in this Section 19, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We have retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with our offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee limited partners to forward materials relating to the offer to beneficial owners of the units. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will also pay all costs and expenses of printing and mailing the offer and its legal fees and expenses.

                                ---------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF US NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    We have filed with the Commission a Tender Offer Statement on Schedule 14D-1, pursuant to Section 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in "The Offer -- Section 13" under "Additional Information Concerning Your Partnership."

                                                   AIMCO PROPERTIES, L.P.

                                                                       ANNEX I

                             OFFICERS AND DIRECTORS

    The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Carla R. Stoner, Senior Vice President -- Real Estate Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

            NAME                                     POSITION
            ----                                     --------
    Terry Considine                Chairman of the Board of Directors and Chief Executive Officer
    Peter K. Kompaniez             Vice Chairman, President and Director
    Thomas W. Toomey               Executive Vice President-- Finance and Administration
    Joel F. Bonder                 Executive Vice President, General Counsel and Secretary
    Patrick J. Foye                Executive Vice President
    Steven D. Ira                  Executive Vice President and Co-Founder
    Harry G. Alcock                Senior Vice President-- Acquisitions
    Troy D. Butts                  Senior Vice President and Chief Financial Officer
    Richard S. Ellwood             Director
    J. Landis Martin               Director
    Thomas L. Rhodes               Director
    John D. Smith                  Director

                NAME                                           PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                                           ---------------------------------------------
    Terry Considine.................................    Chief Executive Officer of AIMCO and AIMCO-GP since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management, L.L.C., Limited Liability
                                                        Company, a Colorado limited liability company, and its related entities
                                                        (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996,
                                                        Mr. Considine was appointed Co-Chairman and director of Asset Investors
                                                        Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets
                                                        Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard
                                                        College, a J.D. from Harvard Law School and was formerly admitted as a member of the Massachusetts Bar (inactive).

    Peter K. Kompaniez..............................    Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July
                                                        1994 and was appointed President of AIMCO in July1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of
                                                        AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has owned
                                                        75% of PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive
                                                        Officer. From 1986 to 1993, he served as President and Chief Executive
                                                        Officer of Heron Financial Corporation ("HFC"), a United States holding
                                                        Company for Heron International, N.V.'s real estate and related assets.
                                                        While at HFC, Mr. Kompaniez administered the Acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                                        Commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale
                                                        College and a J.D. from the University of California (Boalt Hall).

    Thomas W. Toomey................................    Mr. Toomey has served as Senior Vice President-- Finance and
                                                        Administration of AIMCO since January 1996 and was promoted to Executive
                                                        Vice-President-Finance and Administration in March 1997. Mr. Toomey has
                                                        been Executive Vice President -- Finance and Administration of AIMCO-GP
                                                        similar capacity with Lincoln Property Company ("LPC") as well as Vice
                                                        President/Senior Controller and Director of Administrative Services of
                                                        Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration.
                                                        From 1984 to 1990, he was an audit manager with Arthur Andersen & Co.
                                                        where he served real estate and banking clients. From 1981 to 1983, Mr.
                                                        Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in Business Administration/Finance from Oregon State
                                                        University and is a Certified Public Accountant.

    Joel F. Bonder..................................    Mr. Bonder has served as Executive Vice President and General Counsel of
                                                        AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of AIMCO-GP since July 1998. Prior to joining AIMCO,
                                                        Mr. Bonder served as Senior Vice President and General Counsel of NHP
                                                        Incorporated from April 1994 until December 1997. Mr. Bonder served as
                                                        Vice President and Deputy General Counsel of NHP Incorporated from June
                                                        1991 to March 1994 and as Associate General Counsel of NHP from 1986 to
                                                        1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the
                                                        Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                                        University of Rochester and a J.D. from Washington University School of
                                                        Law.

    Patrick J. Foye.................................    Mr. Foye has served as Executive Vice President of AIMCO and AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was
                                                        Managing Partner of the firm's Brussels, Budapest and Moscow offices from
                                                        1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island
                                                        Power Authority and serves as a member of the New York State Privatization
                                                        Council. He received a B.A. from Fordham College and a J.D. from Fordham
                                                        University Law School.

    Steven D. Ira...................................    Mr. Ira is a Co-Founder of AIMCO and has served as Executive Vice
                                                        President of AIMCO since July 1994. Mr. Ira has been Executive Vice
                                                        President of AIMCO-GP since July 1998. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987,
                                                        Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in
                                                        1981 he joined with others to form the property management firm of
                                                        McDermott, Stein and Ira. Mr. Ira served for several years on the National
                                                        Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association.
                                                        Mr. Ira is the sixth individual elected to the Hall of Fame of the
                                                        National Apartment Association in its 54-year history. He holds a
                                                        Certified Apartment Property Supervisor (CAPS) and a Certified Apartment
                                                        Manager designation from the National Apartment Association, a Certified
                                                        Property Manager (CPM) designation from the National Institute of Real
                                                        Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the National Apartment Association and
                                                        the Apartment Association of Metro Denver. Mr. Ira received a B.S. from
                                                        Metropolitan State College in 1975.

    Harry G. Alcock.................................    Mr. Alcock has served as Vice President of AIMCO and AIMCO-GP since July
                                                        1996, and was promoted to Senior Vice President-- Acquisitions in October
                                                        1997, with responsibility for acquisition and financing activities since
                                                        July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior
                                                        Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for
                                                        Ford Aerospace Corp. He received his B.S. from San Jose State University.

    Troy D. Butts...................................    Mr. Butts has served as Senior Vice President and Chief Financial Officer of AIMCO since November 1997. Mr. Butts has been Senior Vice President and
                                                        Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining
                                                        AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the
                                                        Real Estate Services Group for Arthur Andersen LLP in Dallas, Texas. Mr.
                                                        Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of
                                                        Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

    Richard S. Ellwood..............................    Mr. Ellwood was appointed a Director of AIMCO in July 1994 and is
    12 Auldwood Lane                                    currently Chairman of the Audit Committee. Mr. Ellwood is the founder and
    Rumson, NJ 07660                                    President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987,
                                                        Mr. Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch
                                                        Capital Markets from 1984 to 1987; Managing Director at Warburg Paribas
                                                        Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc. and Florida East Coast
                                                        Industries, Inc.

    J. Landis Martin................................    Mr. Martin was appointed a Director of AIMCO in July 1994 and became
    199 Broadway                                        Chairman of the Compensation Committee in March 1998. Mr. Martin has
    Suite 4300                                          served as President and Chief Executive Officer and a Director of NL
    Denver, CO 80202                                    Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr.
                                                        Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation ("TIMET") and
                                                        NL Industries, Inc., since 1990 and as Chief Executive Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of
                                                        Timet, an integrated producer of titanium, since 1987 and Chief Executive
                                                        Officer since January 1995. From 1990 until its acquisition by Dresser
                                                        Industries, Inc. ("Dresser") in 1994, Mr. Martin served as Chairman of the
                                                        Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

    Carla R. Stoner.................................    Ms. Stoner joined AIMCO in July 1997 as Vice President of Finance and
                                                        Administration and became Senior Vice President-- Real Estate Accounting in November 1998. Prior to joining AIMCO, Ms. Stoner was with National
                                                        Housing Partners since 1989. While at National Housing Partners, Ms.
                                                        Stoner served as a real estate controller from 1989 to 1992, as Vice
                                                        President of Accounting from 1992 to 1995 and as Interim Chief Information
                                                        Officer from 1995 to July 1997. Prior to joining National Housing
                                                        Partners, Ms. Stoner was a Senior Auditor with Deloitte & Touche from 1984 to 1989. Ms. Stoner received a B.A. in accounting from Virginia Tech.

    Thomas L. Rhodes................................    Mr. Rhodes was appointed a Director of AIMCO in July 1994. Mr. Rhodes has
    215 Lexington Avenue                                served as the President and a Director of National Review magazine since
    4th Floor                                           November 30, 1992, where he has also served as a Director since 1998. From
    New York, NY 10016                                  1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from
                                                        1987 until November 27, 1992. He is currently Co-Chairman of the Board,
                                                        Co-Chief Executive Officer and a Director of Commercial Assets Inc. and
                                                        Asset Investors Corporation. He also serves as a Director of Delphi
                                                        Financial Group, Inc. and its subsidiaries, Delphi International Ltd.,
                                                        Oracle Reinsurance Company, and the Lynde and Harry Bradley Foundation.
                                                        Mr. Rhodes is Chairman of the Empire Foundation for Policy Research, a
                                                        Founder and Trustee of Change NY, a Trustee of The Heritage Foundation,
                                                        and a Trustee of the Manhattan Institute.

    John D. Smith...................................    Mr. Smith was appointed a Director of AIMCO in November 1994. Mr. Smith is
    3400 Peachtree Road Suite 831                       Principal and President of John D. Smith Developments. Mr. Smith has been
    Atlanta, GA 30326                                   a shopping center developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta,
                                                        Georgia. Mr. Smith is a Trustee and former President of the International
                                                        Council of Shopping Centers and was selected to be a member of the
                                                        American Society of Real Estate Counselors. Mr. Smith served as a Director for Pan-American Properties, Inc. (National Coal Board of Great Britain)
                                                        formerly known as Continental Illinois Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study Society, Tokyo, Japan.



    The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                    The Information Agent for the Offer Is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

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
                   By Mail:                     By Overnight Courier:                  By Hand:
                P.O. Box 2065                     111 Commerce Road                111 Commerce Road
        S. Hackensack, N.J. 07606-2065          Carlstadt, N.J. 07072            Carlstadt, N.J. 07072
                                             Attn.: Reorganization Dept.

                         For information, please call:

                            TOLL FREE (888) 349-2005


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